

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 9, 2016

Mr. Jonathan R. Read
Chief Executive Officer
EnergyTek Corp.
201 S. Laurel
Luilng, Texas 78648

      Re: EnergyTek Corp
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 31, 2015
             File No. 000-31587

Dear Mr. Read:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Karl Hiller

                      Karl Hiller
                      Branch Chief
                      Office of Natural Resources